Exhibit 99.1

NEWS RELEASE

YAMANA GOLD FIRST QUARTER RESULTS AND CONFERENCE CALL DATE CHANGE

TORONTO, ONTARIO, April 9, 2010 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that its first quarter 2010 results will now be released after market close on May 3, 2010 followed by a conference call on May 4, 2010 at 11:00 a.m. ET. The results were previously scheduled to be released on May 4, 2010 with a conference call on May 5, 2010.

Q1 Conference Call Information:
Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 63821038#
Replay Call:	416-849-0833, Passcode 63821038#
The conference call replay will be available from 12:15 p.m. ET on May 5, 2010 until 11:59 p.m. ET on May 19, 2010.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

For additional information, contact:

Letitia Wong
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com